Exhibit 99.1

Press release

Ad-hoc announcement pursuant to Art. 53 LR

SHL Telemedicine publishes its Annual Report on 11 May 2023

Tel Aviv / Zurich / New York, 17 April, 2023 – SHL Telemedicine Ltd. (SIX Swiss Exchange: SHLTN; NASDAQ: SHLT) (“SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, announced today that it has been granted an extension of the deadline to publish and file its Annual Report for the fiscal year 2022 by the SIX Exchange Regulation (SER) and will publish and file it on 11 May 2023.

As announced, SHL has recently listed ADRs on Nasdaq. The preparation of the Company’s Registration Statement on Form 20-F in connection with its registration under the Securities Exchange Act of 1934 and the listing of ADR’s on the NASDAQ Capital Market, which was completed on 3 April 2023, significantly delayed the preparation of the Company’s year-end financial reporting. The additional time will allow the Company to finalize its Annual Report.

In accordance with the decision of SER, the Company publishes the following part of its decision dated 14 April 2023:

“I. The exemption application of SHL Telemedicine Ltd. (SHL or Issuer) dated 12 April 2023 requesting an extension of the deadline to publish its 2022 annual report and to file such report with SIX Exchange Regulation AG until 31 May 2023 at the latest is granted with the following reservation (lit. a) and under the following conditions (lit. b):

a.	SIX Exchange Regulation AG reserves the right to suspend trading of the registered shares of the Issuer in case its 2022 annual report is not published in accordance with the provisions on ad hoc publicity (Art. 53 of the Listing Rules [LR] in connection with the Directive on Ad hoc Publicity [DAH]) and not filed with SIX Exchange Regulation AG until Wednesday, 31 May 2023, 11.59 pm CET, at the latest.

b.	SHL is required to publish a notice in accordance with the provisions on ad hoc publicity (art. 53 LR in connection with the DAH) concerning this decision until Monday, 17 April 2023, 7.30 am CET, at the latest. The notice must contain:
-	the unaltered reproduction of the wording of para. I. of this decision, placed in a prominent position;
-	the reasons for the application of the Issuer requesting an extension of the deadline to publish its 2022 annual report and to file such report with SIX Exchange Regulation AG.”

For further information please contact:

Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch

About SHL Telemedicine

SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) and on the Nasdaq Stock Exchange (SHLT, ISIN: US78423T2006, CUSIP: 78423T200). For more information, please visit our website at www.shl-telemedicine.com.

This notification contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, are forward-looking statements, including, the Company’s anticipation with respect to changes in its results of operations from prior periods and the Company’s expectations as to the timing of filing its Annual Report on Form 20-F for the year ended December 31, 2022. Readers are cautioned that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from historical results or any future results expressed or implied by forward-looking statements. Factors that can cause actual results to differ from expectations and those contained in forward-looking statements include those risks described in Item 3.D. “Key Information—Risk Factors” contained in the Company’s Registration Statement on Form 20-F filed with the U.S. Securities Exchange Commission (the “SEC”) on March 28, 2023 and in its subsequent filings and submissions with the SEC, including, but not limited to, the Company’s ability to complete the preparation of its year-end financial statements and preparation and filing of its Annual Report on Form 20-F within the fifteen-day period provided in the SEC’s rules; the Company’s ability to operate and comply with the complex and evolving regulations in the highly regulated healthcare industry; continued development, consumer acceptance and market adoption in the relatively new, unproven and volatile and rapidly changing telehealth market; the Company’s ability to develop and introduce new products and solutions and enhancements to existing ones; the significant and increasing levels of competition in the telemedicine market; the impacts of COVID-19 and future pandemics and epidemics; the Company’s ability to continue to attract and retain key employees and personal in the highly competitive healthcare industry; the loss or breach of the Company’s proprietary rights and data security and privacy risks; political, judicial, legal, economic and military conditions in Israel and the surrounding region; global economic and financial market conditions and the Company’s ability to adapt to and comply with the different business and market factors, conditions, requirements and laws and regulations in the various countries in which the Company operates internationally; currency fluctuations; labor disputes; the Company’s ability to manage growth and integrate acquired businesses and expanding operations; the Company’s ability to obtain adequate levels of insurance to cover potential losses; the Company’s dependence on key suppliers and sub-contractors and other third parties; and other matters and risks not yet known to the Company or not currently considered material by it. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.